UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 [Rule 13d-101]
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 3)

                                MMC ENERGY, INC.
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                    55312Q208
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                                 (CUSIP Number)

                              Edward P. Smith, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 408-5100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 5, 2008
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




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


CUSIP No. 55312Q208               SCHEDULE 13D

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  1   NAMES OF REPORTING PERSONS

      KARL W. MILLER
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

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  4   SOURCE OF FUNDS

      PF and SC
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  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                  [ ]

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  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      US
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       NUMBER           7    SOLE VOTING POWER

     OF SHARES               664,828
                       ---------------------------------------------------------
    BENEFICIALLY        8    SHARED VOTING POWER

     OWNED BY                0
                       ---------------------------------------------------------
       EACH             9    SOLE DISPOSITIVE POWER

     REPORTING               714,828
                       ---------------------------------------------------------
      PERSON           10    SHARED DISPOSITIVE POWER

       WITH                  0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      714,828
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12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.0%
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14    TYPE OF REPORTING PERSON

      IN
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



CUSIP No. 55312Q208               SCHEDULE 13D

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  1   NAMES OF REPORTING PERSONS

      ENERGY HOLDINGS LIMITED LLC
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
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       NUMBER           7    SOLE VOTING POWER

     OF SHARES               559,386
                       ---------------------------------------------------------
    BENEFICIALLY        8    SHARED VOTING POWER

     OWNED BY                0
                       ---------------------------------------------------------
       EACH             9    SOLE DISPOSITIVE POWER

     REPORTING               559,386
                       ---------------------------------------------------------
      PERSON           10    SHARED DISPOSITIVE POWER

       WITH                  0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      559,386
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
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




CUSIP No. 55312Q208               SCHEDULE 13D

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  1   NAMES OF REPORTING PERSONS

      WILLIAM EASON
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      PF and OO
--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      US
--------------------------------------------------------------------------------
       NUMBER           7    SOLE VOTING POWER

     OF SHARES               567,447*
                       ---------------------------------------------------------
    BENEFICIALLY        8    SHARED VOTING POWER

     OWNED BY                0
                       ---------------------------------------------------------
       EACH             9    SOLE DISPOSITIVE POWER

     REPORTING               8,061
                       ---------------------------------------------------------
      PERSON           10    SHARED DISPOSITIVE POWER

       WITH                  0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      567,447*
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

* 559,386 out of these 567,447 Shares represent the aggregate number of Shares beneficially owned by Energy Holdings Limited LLC ("EHL"). Pursuant to the Limited Liability Company Agreement of EHL, Mr. Eason, as the managing member of EHL, has sole voting power with respect to all of the Shares held by EHL. Mr. Eason expressly disclaims any beneficial ownership of such Shares, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Eason is the beneficial owner of such Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

This Amendment No. 3 to Schedule 13D is being filed by Energy Holdings Limited LLC, a Delaware limited liability company ("EHL"), Karl W. Miller and William Eason, in his individual capacity and as the Managing Member of EHL (collectively, the "Reporting Persons") to amend and supplement the Items specified below in the Reporting Persons' Schedule 13D filed with the Securities and Exchange Commission on March 17, 2008, as amended by Amendment No. 1 filed on March 20, 2008 ("Amendment No. 1") and Amendment No. 2 filed on April 17, 2008 ("Amendment No. 2"), with respect to shares of common stock, $.001 par value, of MMC Energy, Inc., a Delaware corporation (the "Issuer").


Item 4.  Purpose of Transaction.

The second sentence of the second paragraph of Item 4 of Amendment No. 1 is hereby amended so that it reads as follows:

      "If elected, the Nominees would not accept fees or other cash or equity compensation for their services to the board of directors of the Issuer for at least three years."

On April 30, 2008, the Reporting Persons filed a revised preliminary proxy statement on Schedule 14A with the SEC in connection with their proposed solicitation of proxies from the stockholders of the Issuer (the "Stockholders") in connection with the Issuer's 2008 Annual Meeting of Stockholders to (i) elect Kevin McConville, Ketheesch Aran, Tony Valentine, Karl W. Miller, William Eason, Joseph Hearne, and Raiford Trask, Jr. (the "Nominees") to serve as directors of the Issuer for a one-year term until the Issuer's 2009 Annual Meeting, (ii) amend the Bylaws of the Issuer to establish an age limitation for directors at 72, and (iii) repeal each provision of the bylaws of the Issuer and any and all amendments to the bylaws (whether effected by supplement to, deletion from or revision of the bylaws) adopted since March 7, 2008 until conclusion of the Issuer's 2008 Annual Meeting, other than those provisions which were duly adopted by the Stockholders and those provisions which under Delaware law cannot be repealed by the Stockholders.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The third sentence of Item 6 of Amendment No. 1 is hereby amended so that it reads as follows:

      "If elected, the Nominees intend to use their best efforts to elect Messrs. McConville and Miller to executive officer positions with the Issuer, replacing current senior management."










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


                                   SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: May 5, 2008


/s/ Karl W. Miller
--------------------------------
Karl W. Miller


/s/ William Eason
--------------------------------
William Eason


ENERGY HOLDINGS LIMITED LLC

By:  /s/ William Eason
   --------------------------------
   Name:  William Eason
   Title: Managing Member










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